Exhibit 12

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	October 31,
	2007	2008	2009	2010	2011
(Loss) earnings:
(Loss) income before income taxes	$70,680	$(466,787)	$(496,465)	$(117,187)	$(29,366)
Interest expense	102,652	89,300	96,727	106,997	80,282
Rent expense	6,294	6,382	5,812	5,528	4,135
Amortization	1,102	1,380	1,239	1,374	1,347

	$180,728	$(369,725)	$(392,687)	$(3,288)	$56,398

Fixed charges:
Homebuilding Interest incurred	$136,758	$116,340	$118,026	$114,975	$114,761
Rent expense	6,294	6,382	5,812	5,528	4,135
Amortization	1,102	1,380	1,239	1,374	1,347

	$144,154	$124,102	$125,077	$121,877	$120,243

Ratio	1.25	(a )	(a )	(a )	.47

(a)	For the twelve-month periods ended October 31, 2010, 2009 and 2008, our earnings were not sufficient to cover fixed charges by approximately $125.2 million, $517.8 million and $493.8 million, respectively.